Exhibit 12.1

BHP Billiton Combined

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Half year ended 31 December 2006	Year ended 30 June
		2006	2005
(US$ Millions)
In accordance with IFRS

Earnings
Income before income taxes, excluding minority interest and equity in earnings of associates and JVs, after exceptional items	6,282.0	10,472.0	7,153.0
add:
Fixed charges	326.4	618.2	392.9
Distributed income of equity method investees	2,554.0	2,644.0	965.0
subtract:
Capitalized interest	(145.0)	(144.0)	(78.0)
Preference security dividend requirements of consolidated subsidiaries	(1.0)	(17.0)	(25.0)

Total adjusted earnings	9,016.4	13,573.2	8,407.9
Fixed Charges
Interest costs (expensed and capitalized)	264.0	522.0	294.0
Portion of rent expense representative of interest factor	61.4	79.2	73.9
Pre-tax earnings required to cover any preferred stock dividend requirements	1.0	17.0	25.0

Total fixed charges	326.4	618.2	392.9
Ratio of Adjusted Earnings to Fixed Charges	27.6	22.0	21.4

		Year ended 30 June
		2006	2005	2004	2003	2002
In accordance with US GAAP

Earnings
Income before income taxes, excluding minority interest and equity in earnings of associates and JV’s, after exceptional items		9,692.0	6,971.0	3,140.0	2,261.0	2,235.0
add:
Fixed charges		618.2	392.9	423.8	441.9	591.2
Distributed income of equity method investees		2,644.0	965.0	203.0	197.0	149.0
subtract:
Capitalized interest		(144.0)	(78.0)	(97.0)	(103.0)	(58.0)
Preference security dividend requirements of consolidated subsidiaries		(17.0)	(25.0)	(23.0)	(24.0)	(39.0)

Total adjusted earnings		12,793.2	8,225.9	3,646.8	2,772.9	2,878.2
Fixed Charges
Interest costs		522.0	294.0	344.0	376.0	477.0
Portion of rent expense representative of interest factor		79.2	73.9	56.8	41.9	75.2
Pre-tax earnings required to cover any preferred stock dividend requirements		17.0	25.0	23.0	24.0	39.0

Total fixed charges		618.2	392.9	423.8	441.9	591.2
Ratio of Adjusted Earnings to Fixed Charges		20.7	20.9	8.6	6.3	4.9